November 10, 2011

Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549

Re:	InvenSense, Inc.
Filed on Form S-1
Registration No. 333-167843

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between November 7, 2011 and the date hereof 1875 copies of the Preliminary Prospectus dated November 7, 2011 were distributed as follows: 0 to 0 prospective underwriters; 1759 to 1759 institutional investors; 21 to 4 prospective dealers; 0 to 0 individuals; 0 to 0 rating agencies and 95 to 11 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Standard Time on November 15, 2011 or as soon thereafter as practicable.

(Signature page follows)

Very truly yours,

Goldman, Sachs & Co.
Morgan Stanley & Co. LLC
As Representatives of the several underwriters

By:	Goldman, Sachs & Co.

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

By:	Morgan Stanley & Co. LLC

By:	/s/ Robert Brass

Name:	Robert Brass

Title:	Executive Director

Acceleration Request Signature Page